                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                   FORM 11-K


(Mark One)

/X/    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934 (NO FEE REQUIRED, AS OF OCTOBER 7, 1996)


For the fiscal year ended December 31, 1997


                                    OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from __________________ to _____________________

Commission file number 0-9787
                       ------


A. Full title of the plan and address of the plan, if different from that of the issuer named below:

      REPUBLIC INDUSTRIES, INC. RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                         REPUBLIC INDUSTRIES, INC.
                         110 S.E. 6th St.
                         Fort Lauderdale, Florida 33301

                          REPUBLIC INDUSTRIES, INC.
                           RETIREMENT SAVINGS PLAN



                             FINANCIAL STATEMENTS
                          AND SUPPLEMENTAL SCHEDULES


                     TOGETHER WITH REPORT OF INDEPENDENT
                         CERTIFIED PUBLIC ACCOUNTANTS


                          DECEMBER 31, 1997 AND 1996

                          REPUBLIC INDUSTRIES, INC.

                           RETIREMENT SAVINGS PLAN


           INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES


                                                                        Pages
                                                                        -----
Report of Independent Certified Public Accountants.................       1

Statements of Net Assets Available for Benefits as of
  December 31, 1997 and 1996.......................................       2

Statement of Changes in Net Assets Available for Benefits for
  the Year Ended December 31, 1997.................................       3


Notes to Financial Statements......................................      4-6

Item 27a - Schedule of Assets Held for Investment Purposes
  as of December 31, 1997..........................................       7

Item 27d - Schedule of Reportable Transactions for the Year Ended
  December 31, 1997................................................       8

Item 27e - Schedule of Nonexempt Transactions for the Year Ended
  December 31, 1997................................................       9


              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Plan Administrator of
  Republic Industries, Inc.
  Retirement Savings Plan:


We have audited the accompanying statements of net assets available for benefits of Republic Industries, Inc. Retirement Savings Plan as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan's Administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in its net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, reportable transactions and nonexempt transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ ARTHUR ANDERSEN LLP

Arthur Andersen LLP


Fort Lauderdale, Florida,
June 24, 1998.

                          REPUBLIC INDUSTRIES, INC.
                           RETIREMENT SAVINGS PLAN
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                       AS OF DECEMBER 31, 1997 AND 1996

                                                                            1997              1996
                                                                            ----              ----

Investments, at fair market value:
Mutual Funds:
Cash Fund............................................................ $   980,254         $  123,633
Merrill Lynch Retirement Preservation Trust..........................   3,500,350            495,537
Merrill Lynch Growth Fund............................................   2,686,277            878,255
Merrill Lynch Global Allocation Fund.................................     949,049            423,371
Merrill Lynch Capital Fund...........................................   1,979,566            587,510
MFS Emerging Growth Fund.............................................     228,802                 --
AIM Value Fund.......................................................     484,878                 --
                                                                      -----------         ----------
     Total Mutual Funds..............................................  10,809,176          2,508,306

Republic Industries, Inc. Common Stock...............................   1,426,721            779,010
                                                                      -----------         ----------
     Total Investments...............................................  12,235,897          3,287,316

Employee Contributions Receivable....................................     263,455            136,906
                                                                      -----------         ----------

NET ASSETS AVAILABLE FOR BENEFITS.................................... $12,499,352         $3,424,222
                                                                      ===========         ==========

           The accompanying notes to financial statements are an integral part of these statements.

                          REPUBLIC INDUSTRIES, INC.
                           RETIREMENT SAVINGS PLAN
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     FOR THE YEAR ENDED DECEMBER 31, 1997


                                                                         Merrill Lynch                        Merrill Lynch
                                                                           Retirement                            Global
                                                              Cash       Preservation      Merrill Lynch        Allocation
                                                              Fund           Trust          Growth Fund           Fund
                                                            --------     -------------     -------------      -------------
NET ASSETS AVAILABLE
FOR BENEFITS AS OF DECEMBER 31, 1996....................   $ 123,633     $   495,537       $  878,255          $ 423,371

Additions:
Employee Contributions..................................     227,418         349,660          711,118            271,266
Employee Rollover Contributions.........................          --         168,046          251,978            249,116
                                                           ---------      ----------       ----------          ---------
  Total Contributions...................................     227,418         517,706          963,096            520,382


Dividend Income.........................................       9,489          86,063          207,584            111,517
Net Appreciation (Depreciation) in Fair Market
  Value of Investments..................................          --              --          110,325            (52,635)
                                                           ---------      ----------       ----------          ---------
  Total Additions.......................................     236,907         603,769        1,281,005            579,264

Participant Distributions...............................          --        (115,879)        (208,085)           (37,378)

Conversions of acquired company plans...................     622,839       2,543,551          677,397                601

Interfund Transfers, Net................................      (3,125)        (26,628)          57,705            (16,809)
                                                           ---------      ----------       ----------          ---------
NET ASSETS AVAILABLE
FOR BENEFITS AS OF DECEMBER 31, 1997....................   $ 980,254      $3,500,350       $2,686,277          $ 949,049
                                                           =========      ==========       ==========          =========


                                            Merrill         MFS
                                             Lynch        Emerging        AIM        Republic           Employee
                                            Capital        Growth        Value    Industries, Inc.    Contributions
                                             Fund           Fund         Fund      Common Stock        Receivable         Total
                                           --------       --------    ---------   ----------------    ------------      ----------
NET ASSETS AVAILABLE
FOR BENEFITS AS OF DECEMBER 31, 1996...  $  587,510       $     --    $      --     $  779,010        $  136,906        $3,424,222

Additions:
Employee Contributions.................     315,550         78,896       40,129        705,823           126,549         2,826,409
Employee Rollover Contributions........     247,070        137,057      169,113        392,503                --         1,614,883
                                         ----------       --------    ---------     ----------        ----------       -----------
  Total Contributions..................     562,620        215,953      209,242      1,098,326           126,549         4,441,292

Dividend Income........................     142,944          2,409       44,600          7,831                --           616,786
Net Appreciation (Depreciation) in
 Fair Market Value of Investments......     138,257           (942)     (37,790)      (365,634)               --          (208,419)
                                         ----------       --------    ---------     ----------        ----------       -----------
  Total Additions......................     843,821        217,420      216,052        740,523           126,549         4,840,170

Participant Distributions..............    (240,164)           (83)     (31,926)      (135,233)               --          (768,748)

Conversions of acquired company plans..     857,006             --      297,173             --                --         4,998,568

Interfund Transfers, Net...............     (68,608)        11,465        3,579         42,421                --                --
                                         ----------       --------    ---------     ----------        ----------       -----------

NET ASSETS AVAILABLE
FOR BENEFITS AS OF DECEMBER 31, 1997...  $1,979,566       $228,802    $ 484,878     $1,426,721        $  263,455       $12,499,352
                                         ==========       ========    =========     ==========        ==========       ===========

            The accompanying notes to financial statements are an
                     integral part of this statement.

                       REPUBLIC INDUSTRIES, INC.
                        RETIREMENT SAVINGS PLAN
                      NOTES TO FINANCIAL STATEMENTS
                       DECEMBER 31, 1997 AND 1996


(1)  DESCRIPTION OF PLAN:

(a)  General

The following description of the Republic Industries, Inc. Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan.

The Plan was established effective January 1, 1994 to provide benefits to all eligible employees of Republic Industries, Inc. (the "Company"). The Plan, as amended, is a defined contribution plan commonly known as an Internal Revenue Code ("IRC") section 401(k) profit sharing plan and is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The Company is the designated administrator of the Plan.

Although it has expressed no intention to do so, the Company retains the right, if necessary, to terminate the Plan. In the event of Plan termination, all amounts credited to participants' accounts become fully vested subject to the requirements of ERISA. The Company also retains the right to amend the Plan. Amendments subsequent to December 31, 1997 are reflected within these notes to the financial statements.

(b)  Eligibility

For all Company employees hired before February 29, 1996, the Plan is available to employees not covered by a collective bargaining agreement who have completed two months of service and have reached age 18. Enrollment provisions allow for one of four entry dates throughout the year, as defined under the Plan.

Effective March 1, 1996, the Plan was amended to increase the service requirement to 1,000 hours of service within a consecutive twelve month period to be eligible for participation. Additionally, enrollment provisions were amended to allow for monthly entry dates by all eligible employees regardless of date of hire. The amendment also included a provision to allow employees of certain subsidiaries of the Company to be eligible for participation in the Plan under these amended requirements.

(c)  Contributions and Funding Policy

Under the provisions of the Plan, participants may direct the Company to defer a portion of their compensation to the Plan, subject to a maximum of 15% of eligible compensation, as defined. Amounts contributed by participants are fully vested when made. In 1997 each eligible participant could contribute up to $9,500, subject to applicable IRC limitations. The Plan allows for rollovers of vested contributions from previous employers' qualified plans.

Each year, the Company, at its option, may make a discretionary contribution to the Plan. In order to be entitled to an allocation of the Company's discretionary contribution, participants with 1,000 hours of service, as defined under the Plan, must be employed on the last day of the Plan year.

Effective March 1, 1996, the Plan was amended to limit the Company's discretionary matching contribution to up to 100% of the first 6% of a participant's contribution.

Participants who became eligible to participate in the Plan prior to February 29, 1996, vest in the Company's discretionary contribution in accordance with the following schedule:

              Years of Service                           Vesting Percentage
              ----------------                           ------------------
             Less than 1..................................       0%
             1............................................      34%
             2............................................      67%
             3 or more....................................     100%

The amended vesting provisions provide for the following vesting schedule for participants who became eligible after February 29, 1996:


              Years of Service                           Vesting Percentage
              ----------------                           ------------------
             Less than 2..................................       0%
             2............................................      20%
             3............................................      40%
             4............................................      60%
             5............................................      80%
             6 or more....................................     100%

Additionally, allocated amounts become fully vested upon normal retirement age, as defined, death or termination of employment as a result of a total or permanent disability. Nonvested amounts forfeited upon any participant's withdrawal are used to offset any Company discretionary contributions.

The Company did not make any discretionary contributions to the Plan during 1996 or 1997.

(d)  Investments

The Company has entered into an agreement whereby Merrill Lynch Trust Company (the "Trustee") has been appointed the Trustee of the Plan's assets. Under the terms of the agreement, the Trustee holds and invests the funds of the Plan subject to the direction of a designated investment committee.

The Plan provides seven distinct investment alternatives for participants. Participants have the option of directing their accounts quarterly, in increments of 5%, to the following investment options:

        Merrill Lynch Retirement Preservation Trust -- A mutual fund in which amounts are invested in U.S. Government Agency Securities and Guaranteed Investment Contracts.

        Merrill Lynch Growth Fund -- A mutual fund in which amounts are invested primarily in common stocks which are believed to be undervalued by the fund's manager and therefore have growth potential.

        Merrill Lynch Global Allocation Fund -- A mutual fund in which amounts are invested in a portfolio comprised of U.S. and foreign securities.

        Merrill Lynch Capital Fund -- A mutual fund seeking current income and capital growth through investments in equity, debt and convertible securities.

        MFS Emerging Growth Fund -- A mutual fund seeking long-term growth of capital through investments in emerging growth companies, early in their life cycles, that display the potential to become major enterprises.

        AIM Value Fund -- A mutual fund seeking long-term growth of capital by investng primarily in stocks of companies that are undervalued relative to the stock market as a whole.

        Republic Industries, Inc. Common Stock -- In 1996, the Plan was amended to allow up to 50% of a participant's total contribution to be invested in the Company's Common Stock.

The Cash Fund is a short-term investment vehicle utilized by the Trustee to invest cash on a temporary basis.

(2)  SIGNIFICANT ACCOUNTING POLICIES:

(a)  Basis of Accounting

The accompanying financial statements are prepared under the accrual method of accounting. In order to maintain consistency and comparability between periods presented, certain amounts have been reclassified from the previously reported financial statements in order to conform with the financial statement presentation of the current period.

(b)  Investment Valuation and Income Recognition

The Plan's investments are stated at fair market value. Purchases and sales of investments are recorded on a trade-date basis. The Company records dividends on the ex-dividend date.

(3)  BENEFIT DISTRIBUTIONS

Amounts allocated to withdrawing participants for benefit claims that have been processed and approved for payment but have not yet been paid totaled $49,973 at December 31, 1997. Such amount is included in net assets available for benefits at December 31, 1997 in accordance with American Institute of Certified Public Accountants ("AICPA") guidelines. However, the Plan's Form 5500 reflects such amount as a liability of the Plan in accordance with IRC guidelines.

(4)  CONVERSIONS

During 1997, the 401(k) plans of certain companies acquired by Republic were converted to the Plan, with the related employees becoming participants. All of the assets of these plans were converted at fair value and invested in the Plan based upon the employees' elections. Such amounts are reflected as Conversions of acquired company plans in the accompanying statement of changes in net assets available for benefits.

(5)  PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments are shares of mutual funds managed by Merrill Lynch Asset Management Company, an affiliate of the Trustee. Therefore, these investments represent a party-in-interest to the Plan. The Company pays all fees and expenses of the Plan, which primarily consist of legal, accounting and other administrative services and totaled $195,278 in 1997.

(6)  INCOME TAX STATUS

The Internal Revenue Service has determined, and informed the Company by a letter dated July 18, 1995, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving this determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7)  FORMER PARTICIPANT BALANCES

In October 1997, the Company sold its electronic security services division. The employees of that division are no longer eligible to participate in the Plan. However, as of December 31, 1997, approximately $588,224 of total plan assets relate to such former participant balances. These former participants have the option to rollover such plan assets into a qualified plan of their current employer.

(8)  SUBSEQUENT EVENTS

During 1998, the 401(k) plans of certain companies acquired by Republic were converted to the Plan, with the related employees becoming participants with assets totaling $52,502,351. All of the assets of these five plans were converted at fair value and invested in the Plan based upon the employee's elections.

Effective January 1, 1998, the Company adopted an Amended and Restated Republic Rewards 401(k) Plan (the "Amended and Restated Plan") replacing the Plan. The Amended and Restated Plan changes the eligibility requirements to 90 days after employment.

During 1998, an employer matching contribution of $.25 for each $1.00 of contribution up to 6% of the employee's salary to be made to the Plan by the Company was approved by the Board of Directors for the 1998 Plan year. The employer match is to be made in shares of the Company's common stock par value $.01 per share and becomes fully vested after the participant has been employed for three calendar years.

                                                                     Schedule I
                                                             E.I.N.: 75-1105145
                                                                    Plan #: 001


                         REPUBLIC INDUSTRIES, INC.
                          RETIREMENT SAVINGS PLAN
           ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                          AS OF DECEMBER 31, 1997



        DESCRIPTION               SHARES              COST              MARKET
        -----------               ------            --------           --------
Cash Fund*....................     980,254        $    980,254      $   980,254
Merrill Lynch Retirement
 Preservation Trust*..........   3,500,350           3,500,350        3,500,350
Merrill Lynch Growth Fund*....     101,668           2,577,855        2,686,277
Merrill Lynch Global
 Allocation Fund*.............      68,081           1,014,490          949,049
Merrill Lynch Capital Fund*...      58,584           1,871,313        1,979,566
MFS Emerging Growth Fund......       6,324             229,731          228,802
AIM Value Fund................      14,956             522,729          484,878
Republic Industries, Inc.
 Common Stock*................      61,201           1,622,718        1,426,721
                                                  ------------      -----------
       Total..................                    $ 12,319,440      $12,235,897
                                                  ============      ===========


*  Represents a party-in-interest to the Plan.

                                                                    Schedule II
                                                             E.I.N.: 75-1105145
                                                                    Plan #: 001


                            REPUBLIC INDUSTRIES, INC.
                             RETIREMENT SAVINGS PLAN
                  ITEM 27d-SCHEDULE OF REPORTABLE TRANSACTIONS
                        FOR THE YEAR ENDED DECEMBER 31, 1997

                                                    Purchase         Selling          Asset             Net
Investment Description             Shares             Price           Price            Cost          Gain (Loss)
----------------------             ------           --------         -------          -----          -----------
Purchases:

Merrill Lynch Retirement
  Preservation Trust*..........    3,156,534     $ 3,156,534           N/A         $ 3,156,534           N/A

Merrill Lynch Growth Fund*.....       73,931       1,923,408           N/A           1,923,408           N/A

Merrill Lynch Global
  Allocation Fund*.............       42,314         634,469           N/A             634,469           N/A

Merrill Lynch Capital Fund*....       48,585       1,564,243           N/A           1,564,243           N/A

MFS Emerging Growth Fund.......        6,342         230,414           N/A             230,414           N/A

AIM Value Fund.................       15,849         554,717           N/A             554,717           N/A

Republic Industries, Inc.
  Common Stock*...............        42,270       1,176,760           N/A           1,176,760           N/A

Sales:


Merrill Lynch Retirement
  Preservation Trust*..........      151,720     $   151,720      $  151,720       $   151,720      $      --

Merrill Lynch Growth Fund*.....        8,481         207,082         227,538           207,082          20,456

Merrill Lynch Global
  Allocation Fund*.............        3,702          55,127          55,953            55,127             826

Merrill Lynch Capital Fund*....        9,283         288,037         310,491           288,037          22,454

MFS Emerging Growth Fund.......           18             683             670               683             (13)

AIM Value Fund.................          893          31,988          32,048            31,988              60

Republic Industries, Inc.
  Common Stock*................        5,850         157,955         157,595           157,955            (360)

Notes:

 *  Represents a party-in-interest to the Plan.

(1) Transactions included herein represent transactions, or a series of transactions, in securities of the same issue, or with respect to the same issuer, of 5% of the quoted market value of Plan assets at the beginning of the Plan year.

(2) This schedule incorporates all disclosures required by the Department of Labor for assets purchased and sold within the Plan year.

                                                                   Schedule III
                                                              E.I.N.:75-1105145
                                                                     Plan #:001


                           REPUBLIC INDUSTRIES, INC.

                            RETIREMENT SAVINGS PLAN

                  ITEM 27e-SCHEDULE OF NONEXEMPT TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1997


                        Relationship to          Description of Transactions,
                        Plan, Employer,           Including Maturity Date,                                          Interest
Identity of Party       or Other Party         Rate of Interest, Collateral, and                Amount              Incurred
    Involved              in Interest               Par or Maturity Value                       Loaned               on Loan
--------------------  ---------------------  -----------------------------------------  ---------------------  ----------------
Republic                   Sponsor           Lending of moneys from the Plan to the
Industries, Inc.                               employer (contributions not timely
                                               remitted to the Plan), as follows:

                                                  Deemed loan dated March 22, 1997,
                                                    maturity March 27, 1997, with
                                                    interest at 8% per annum                    $ 7,802               $10

                                                  Deemed loan dated May 22, 1997,
                                                    maturity May 23, 1997, with
                                                    interest at 8% per annum                    $ 2,139               $ 1

                                                  Deemed loan dated August 22, 1997,
                                                    maturity September 5, 1997, with
                                                    interest at 8% per annum                    $ 3,512               $13

                                                  Deemed loan dated October 22, 1997,
                                                    maturity October 24, 1997, with
                                                    interest at 8% per annum                    $    51               $--

                                                  Deemed loan dated November 22, 1997,
                                                    maturity November 24, 1997, with
                                                    interest at 8% per annum                    $10,587               $ 7

                                                  Deemed loan dated December 20, 1997,
                                                    maturity December 31, 1997, with
                                                    interest at 8% per annum                    $ 4,039               $10

                                                  Deemed loan dated January 21, 1998,
                                                    maturity February 4, 1998, with
                                                    interest at 8% per annum                    $23,388               $72

                                                  Deemed loan dated January 22, 1998,
                                                    maturity March 31, 1998, with
                                                    interest at 8% per annum                    $   239               $ 3



                                 SIGNATURES

    THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          Republic Industries, Inc.
                                          Retirement Savings Plan
                                          -----------------------------------
                                                  (Name of Plan)


Date: June 30, 1998                       By:    /s/ Kathleen Hyle
      -------------------                        -------------------------------

                                          Title: Chairperson of the
                                                 Administrative Committee of the
                                                 Republic Industries, Inc.
                                                 Retirement Savings Plan